

February 3, 2015

Michael D. Pruitt
Chief Executive Officer
Chanticleer Holdings, Inc.
7621 Little Avenue, Suite 414
Charlotte, NC 28226

> **Re: Chanticleer Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 14, 2015**
> **File No. 333-201481**

Dear Mr. Pruitt:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

Incorporation by Reference, page 59

1. We note that you attempt to incorporate by reference your future filings under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act. Please note that Form S-1 does not provide for incorporation by reference of subsequent periodic reports. Please revise accordingly. For guidance, please refer to Question 113.02 of the Compliance and Disclosure Interpretations on Securities Act Forms, which can be found at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

Exhibit Index

2. We note your disclosure on pages 47-52 as to the tax consequences of the offering and that the transaction may be tax-free to your shareholders. Please revise the exhibit index to indicate that you will be filing a tax opinion as an exhibit or tell us why such opinion is

not required. Refer to Item 601(b)(8) of Regulation S-K and Staff Legal Bulletin, No. 19 (CF), footnote 39, Legality and Tax Opinions in Registered Offerings, available on the SEC website, www.sec.gov.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Ruba Qashu, Esq.
        Libertas Law Group Inc.